Exhibit 97.1
THE VITA COCO COMPANY, INC.
CLAWBACK POLICY

(Effective December 1, 2023)

If The Vita Coco Company, Inc., a Delaware public benefit corporation (together with its subsidiaries, the “Company”), is required to prepare an Accounting Restatement (as defined below), then the Company will recover reasonably promptly the amount of Erroneously Awarded Compensation (as defined below) Received (as defined below) by any current or former Executive Officer (as defined below) during the Recovery Period (as defined below).

The Company will not be required to enforce this policy if the Compensation Committee (the “Committee”) of the Board of Directors of the Company (the “Board”) determines that (i) recovery would be impracticable, as determined by the Committee, and (ii) one of the conditions of (A), (B), or (C) are satisfied:

A.The direct expense paid to a third party to assist in enforcing this policy would exceed the amount to be recovered; provided, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based expense of enforcement, document such reasonable attempt(s) to recover, and provide that documentation to The Nasdaq Stock Market LLC (“Nasdaq”).

B.Recovery would violate home country law where that law was adopted prior to November 28, 2022; provided, that before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation, and must provide such opinion to Nasdaq.

C.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to the Company’s employees, to fail to meet the requirements of the Internal Revenue Code of 1986, as amended.

The Company is prohibited from indemnifying any current or former Executive Officer against the loss of any Erroneously Awarded Compensation or paying or reimbursing such Executive Officers for insurance premiums to recover losses incurred under this policy.

This policy is intended to comply with Rule 5608 of the Nasdaq Listing Rules (the “Nasdaq Rules”), as required by Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10D-1 promulgated thereunder. The Committee shall have express discretionary authority to interpret and administer this policy and to make all determinations with respect to this policy in its sole discretion which shall be final and binding on all parties.

Definitions: For purposes of this policy:

•“Accounting Restatement” means an accounting restatement triggered by the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

•“Executive Officer” has the meaning of the term “officer” as set forth in Exchange Act Rule 16a-1(f), i.e., the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuers. Executive officers of the Company parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions. Identification of an Executive Officer for purposes of this policy and Nasdaq Rule 5608(d) would include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).

Exhibit 97.1
•“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation Received by an Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, which amount must be computed without regard to any taxes paid.

•“Financial Reporting Measure” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the U.S. Securities and Exchange Commission.

•“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of any Financial Reporting Measure.

•“Received” with respect to Incentive-Based Compensation means the fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

•“Recovery Period” means the three (3) completed fiscal years immediately preceding the date that the Company is required to prepare an Accounting Restatement, which date is the earlier to occur of (a) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement. In addition to these last three (3) completed fiscal years, the Recovery Period also applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three (3) completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months would be deemed a completed fiscal year.

Approved by the Board of Directors on June 15, 2023